Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "NICK HEALTH INC.",

FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF NOVEMBER, A.D.

2024, AT 9:23 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

10001458 8100
SR# 20244318915

Authentication: 204994525
Date: 11-29-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:23 AM 11/26/2024
FILED 09:23 AM 11/26/2024
SR 20244318915 - File Number 10001458

CERTIFICATE OF INCORPORATION

OF

NICK HEALTH INC.

FIRST: The name of the corporation (the "***Corporation***") is Nick Health Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware, 19801, County of New Castle, and the name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or as may hereafter be amended from time to time (the "***DGCL***").

FOURTH: The total number of shares of capital stock that the Corporation shall have authority to issue is 6,000,000 shares of common stock, $0.0001 par value per share.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided that:

(a) subject to the limitations and exceptions, if any, contained in the bylaws of the Corporation, such bylaws may be adopted, amended or repealed by the board of directors of the Corporation;

(b) elections of directors need not be by written ballot unless, and only to the extent, otherwise provided in the bylaws of the Corporation;

(c) the books of the Corporation may be kept at any place within or outside the State of Delaware at such location or locations as may be designated by the board of directors of the Corporation or in the bylaws of the Corporation; and

(d) except as provided to the contrary in the provisions establishing a class of stock, the number of authorized shares of such class may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, voting as a single class.

SIXTH: The Corporation shall indemnify each person who at any time is, or shall have been, a director or officer of the Corporation and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted

by the DGCL, as the same exists or may hereafter be amended; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director or officer may be entitled, under any bylaw, agreement, vote of directors or stockholders or otherwise. No amendment to or repeal of the provisions of this Article SIXTH shall deprive a director or officer of the benefit hereof with respect to any act or failure to act occurring prior to such amendment or repeal. In furtherance of and not in limitation of the foregoing, the Corporation shall advance expenses, including attorneys' fees, incurred by an officer or director of the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it shall be ultimately determined that he or she is not entitled to be indemnified by the Corporation.

SEVENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

EIGHTH: No director or officer of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages arising out of such director's or officer's breach of fiduciary duty as a director or officer of the Corporation, except to the extent that the elimination or limitation of such liability is not permitted by the DGCL, as the same exists or may hereafter be amended. No amendment to or repeal of the provisions of this Article EIGHTH shall deprive any director or officer of the Corporation of the benefit hereof with respect to any act or failure to act of such director or officer occurring prior to such amendment or repeal.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the DGCL and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

TENTH: The name of the sole incorporator of the Corporation is Courtney Suggs. The sole incorporator's mailing address is c/o Foley Hoag LLP, 155 Seaport Boulevard, Boston, MA 02210.

I, THE UNDERSIGNED, being the sole incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand as of November 26, 2024.

/s/ Courtney Suggs

Courtney Suggs, *Sole Incorporator*



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"NICK GLOBAL HEALTH L.L.C.", A MASSACHUSETTS LIMITED LIABILITY COMPANY,

WITH AND INTO "NICK HEALTH INC." UNDER THE NAME OF "NICK HEALTH INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF NOVEMBER, A.D. 2024, AT 9:24 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

10001458 8100M
SR# 20244318927

Authentication: 204994526
Date: 11-29-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:23 AM 11/26/2024
FILED 09:24 AM 11/26/2024
SR 20244318927 - File Number 10001458

STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATION AND
FOREIGN LIMITED LIABILITY COMPANY

Pursuant to Title 8, Section 264(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Nick Health Inc. ____________________, a Delaware Corporation, and the name of the limited liability company being merged into this surviving corporation is Nick Global Health L.L.C. a *(list jurisdiction)* Massachusetts limited liability company.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by the surviving corporation and the merging limited liability company.

THIRD: The name of the surviving corporation is Nick Health Inc. ____________________.

FOURTH: The merger is to become effective on upon filing.

FIFTH: The Agreement of Merger is on file at 20 Whitetail Lane Sudbury, MA 01776, the place of business of the surviving corporation.

SIXTH: A copy of the Agreement of Merger will be furnished by the corporation on request, without cost, to any stockholder of any constituent corporation or member of any constituent limited liability company.

SEVENTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by an authorized officer, the 26th day of November ,A.D., 2024 .

By: /s/ Hossein Sadrzadeh
Authorized Officer

Name: Hossein Sadrzadeh
Print or Type

Title: President